

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2020

<u>Via E-mail</u>

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

   Re: **TEGNA Inc.**
     File No. 001-06961

Dear Mr. Kirman:

1. We understand that TEGNA has authorized a third party, Tusk Strategies, Inc., to make certain communications to various media outlets regarding a lawsuit against Standard General. We believe such communications constitute a solicitation within the meaning of Rule 14a-1(l)(1)(iii). In stating this belief, we note that the proxy rules apply to communications that may constitute a step in a chain of communications designed ultimately to result in the procurement, withholding, or revocation of a proxy. Accordingly, please file this communication, and any similar communications made, pursuant to Rule 14a-6(b). Please refer to Question B.14 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations for analogous guidance.

2. Notwithstanding your authority to communicate factual information regarding the pending lawsuit to shareholders, we believe that communications made on behalf of TEGNA referring to "alleg[ed] insider trading" may be misleading in light of the fact that the lawsuit alleges violations of Section 16. When you file these materials, please clarify the scope of the lawsuit.

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   Please direct any questions to me at (202) 551-7951. You may also contact Daniel Duchovny, Special Counsel, at (202) 551-3619.

        Sincerely,

        <u>/s/ Joshua Shainess</u>

        Joshua Shainess
        Special Counsel
        Office of Mergers and Acquisitions